Exhibit 99.1

Hollysys Automation Technologies Announces a US$ 19.20 Million

High-Speed Rail Signaling System Contract Win

BEIJING, Aug 19, 2013 - Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, announced today that it signed a contract to provide its ground-based high-speed rail signaling system to Lanzhou-Xinjiang high-speed rail line (“Lanxin High-speed Rail”) Xinjiang section (“this section”). The contract is valued at approximately RMB 118.37 million or US $19.20 million.

As per the terms of the contract, Hollysys will provide the ground-based high-speed rail signaling system, including Train Control Centers (TCC), Line-side Electronic Units (LEU), Temporary Speed Restriction Server (TSRS) and other auxiliary equipment, which are expected to be delivered and installed by May 2014.

Lanxin High-speed Rail line starts from Lanzhou city in Gansu province, and goes through Xining city in Qinghai province, Jiayuguan in Gansu Province, and then goes into Xinjiang province and ends in Urumchi city, with 1435km in total length and 31 stations. This section starts from the boarder of Gansu and Xinjiang provinces, and goes through Hami city, Turpan city and ends up in Urumchi city with 16 stations along the route and 710km in length. This section is expected to start operation by the end of 2014 with a designed traveling speed of 200-250 km/h.

Dr. Changli Wang, Chairman and CEO of Hollysys, commented: "We are excited of this sizable contract win to supply our ground-based high-speed rail signaling equipments to Lanzhou-Xinjiang high-speed rail line Xinjiang section, which again demonstrates our technology capability. We believe that the restart of the high-speed rail construction will bring us significant opportunities to provide our signaling systems and create value for our shareholders."

About Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI)

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,500 employees with nationwide presence in over 60 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 5,000 customers more than 20,000 projects in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, SCADA (Surveillance Control and Data Acquisition), nuclear conventional island automation and control system and other products.

Hollysys Automation Technologies, Ltd.	Page 2
August 19, 2013

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are "forward-looking statements," including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys' management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Hollysys Automation Technologies, Ltd.
www.hollysys.com
+8610-58981386
investors@hollysys.com